ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated In Western Australia

February 20, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

[redacted]

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
20 February 2008 (ASX: Announcement & Media Release – Drilling Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

20 February 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

DRILLING UPDATE

Wei 6-12E-1 Exploration Well, Beibu Gulf Block 22/12, Offshore China
Well re-spudded as Wei 6-12E-1A

We have been advised by the operator, ROC Oil (China) Company, that since its last Stock Exchange Release on 13 February 2008, the Premium *"Murmanskaya"* jack-up rig has re-spudded the Wei 6-12E well as Wei 6-12E-1A.

The well was required to be re-spudded due to problems associated with retrieving stuck drill pipe. Wei 6-12E-1A is located approximately two metres from the original hole. The wells target remains unchanged: a stratigraphic-structural prospect, approximately 1.7 kilometres east of the Wei 6-12S-1 oil discovery.

As at 0600 (local time) on 20 February 2008 the well had been drilled to 253 mBRT and the current operation is repairing the top drive.

Wei 6-12E-1A, the second of the planned three well exploration/appraisal programme in Block 22/12, Beibu Gulf, offshore China, is expected to reach the proposed Total Depth of approximately 2,520 mBRT by early March 2008.

Participating Interests in Block 22/12 Joint Venture are:

Roc Oil (China) Company	40%. (Operator)
Horizon Oil Limited	30%
Petsec Petroleum*	25%
Oil Australia Pty Ltd**	**5%**

The above interests are subject to Government participation in developments of up to 51%
**a subsidiary of Petsec Energy Ltd **a subsidiary of First Australian Resources*

Schwing #2 Well, South Grosse Tete, Iberville Parish, South Louisiana
Drilling ahead at 13,085 feet – FAR (0-14,500 feet 5%)(>14,500 feet 17.7%)

Since the last report the well has been deepened to 13,085 feet. Current operations comprise drilling ahead. The primary target TD is 14,500 feet.

As reported earlier, 11 feet of gas pay has been identified in the Upper Marg Tex interval and a probable 5 feet of gas pay in the Lower Marg Tex interval of the Schwing #2 well.

The project is being operated by Spartan Operating Company, Inc. FAR's interest is subject to a back-in of 25% after cost recovery is achieved on a full project basis. Other participants include ASX listed Amadeus Energy Limited (AMU).

For information on FAR's drilling activities visit our website at www.far.com.au

END

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au